UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Beverly National Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
088115 10 0 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 088115 10 0

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,815

	8.	Shared Voting Power

	9.	Sole Dispositive Power 38,815

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,815

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.46

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 088115 10 0

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,015

	8.	Shared Voting Power

	9.	Sole Dispositive Power 39,015

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,015

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.46

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 088115 10 0

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,565

	8.	Shared Voting Power

	9.	Sole Dispositive Power 38,565

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,565

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.45

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 088115 10 0

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,065

	8.	Shared Voting Power

	9.	Sole Dispositive Power 38,065

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,065

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.43

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 088115 10 0

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,340

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,340

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,340

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.18

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 08815 10 0

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 186,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.98

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on March 12, 2009 on behalf of Seidman and Associates, LLC ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), Broad Park Investors, LLC ("Broad Park"), LSBK06-08, LLC ("LSBK"), Lawrence B. Seidman ("Seidman"), other Seidman clients ("Seidman & Clients"), and Thomas C. Goggins ("Goggins"), collective the Reporting Persons ("Reporting Persons") with respect to the Reporting Persons beneficial ownership of shares of the common stock of Beverly National Corporation, a Massachusetts corporation (the "Issuer") is hereby amended as set forth below:  Such statement on Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on March 30, 2009, the Reporting Persons owned beneficially an aggregate of 189,000 shares of Common Stock, which constituted approximately 7.10% of the 2,663,545 shares of Common Stock outstanding as of February 9, 2009, as disclosed in the Issuer's Earnings Press Release for the period ended December 31, 2008.

The attached Schedule A describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2009
/ss/ Lawrence B. Seidman

Lawrence B. Seidman, Attorney-in-Fact pursuant to Joint Filing Agreement dated March 5, 2009 on behalf of Seidman and Associates, LLC, Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Broad Park Investors, LLC, LSBK06-08, LLC, and Thomas C. Goggins

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	3/27/2009	14.0465	81,469.98	5,800

SIP	3/27/2009	14.0465	81,469.98	5,800

SIPII	3/27/2009	14.0465	81,469.98	5,800

LSBK	3/27/2009	14.0465	81,469.98	5,800

Broad Park	3/27/2009	14.0465	81,469.98	5,800